Exhibit 99.16

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Inc. Presents Preclinical Research at AACR

2017 on Ability of Novel Monoclonal Antibodies to Boost

Efficacy of DepoVax™-based Cancer Immunotherapy

Study Part of Ongoing Effort to Identify Novel Combinations of DepoVax™-based

Immuno-oncology Candidates to Improve the Responses of Other Novel

Immunotherapy Agents

Halifax, Nova Scotia; April 5, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, announced that new preclinical data presented at the 2017 American Association for Cancer Research (AACR) Annual Meeting demonstrated that phosphatidylserine (PS) targeting antibodies can enhance the anti-cancer activity of its DepoVax™-based therapeutic vaccine platform.

In the study, researchers combined a Peregrine Pharmaceuticals’ PS-targeting antibody compound (mch1N11) with a DepoVax™-based HPV16 peptide vaccine and metronomic cyclophosphamide (mCPA). This combined immunotherapy prolonged survival in C3 mouse models as compared to mice receiving an isotope control in combination with DepoVax™/mCPA. Additional analysis also demonstrated an increase in T cells in the tumor following treatment. Taken together, researchers believe that the data suggests that the antibody targeting PS can increase the anti-tumor immune response induced by a DepoVax™- based cancer immunotherapy.

“This study is another step in our exploration of combining DepoVax™-based cancer vaccines and other promising immuno-modulatory compounds,” said Marianne Stanford, PhD Vice President, Research for Immunovaccine. “Our process of generating supportive preclinical data to guide a potential clinical path forward has been effective in identifying these novel combinations in the past. We now look forward to continued work with our partners to advance combination candidates into and through the clinic, with the goal of expanding treatment options for hard-to-treat cancers.”

The study was designed to analyze the potential synergistic effects of combining DPX-based immunotherapies with bavituximab, Peregrine’s investigational chimeric monoclonal antibody that targets PS.

This data follows Immunovaccine’s 2016 AACR poster, which highlighted the potential for DPX-based cancer vaccines to improve tumor responses to checkpoint inhibitors. In February, the Company announced an investigator sponsored Phase 2 clinical trial evaluating the use of the currently marketed anti- PD-1 drug, pembrolizumab when combined with Immunovaccine’s lead immunooncology candidate, DPX-Survivac, and metronomic cyclophosphamide.

About DepoVax™

DepoVax™ is a patented formulation that provides controlled and prolonged exposure of antigens plus adjuvant to the immune system, resulting in a strong, specific and sustained immune response with the potential for single-dose effectiveness. The DepoVax™ platform is flexible and can be used with a broad range of target antigens for preventative or therapeutic applications. The technology is designed to be commercially scalable, with the potential for years of shelf life stability. Fully synthetic, off-the-shelf DepoVax™-based vaccines are also relatively easy to manufacture, store, and administer. These characteristics enable Immunovaccine to pursue vaccine candidates in cancer, infectious diseases and other vaccine applications.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. An investigator-sponsored Phase 2 study is currently assessing the safety and efficacy of DPX-Survivac combined with an approved anti-PD-1 drug in advanced ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

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